Exhibit (a)(1)(I)

OAO Technology Solutions Extends the Expiration Date for its Tender Offer

GREENBELT, MD—December 15, 2003—OAO Technology Solutions® (NASDAQ—OAOT) (“OAOT” or the “Company”) announced today that it has extended the expiration date for its $3.15 net per share, without interest, offer in cash for any and all outstanding shares of its common stock until 5:00 p.m., New York City time, on Thursday, December 18, 2003, unless further extended. As of the previous expiration date of 5:00 p.m., New York City time, on December 12, 2003, 6,280,241 shares of the Company’s common stock had been tendered and not withdrawn, representing approximately 75.9% of the shares of the Company’s common stock owned by its unaffiliated stockholders and, when combined with the 8,584,164 shares owned of record by Terrapin Partners Subsidiary LLC, which will not tender shares in the offer, represents approximately 84.8% of the total number of shares outstanding as of November 7, 2003.

As of December 12, 2003, the number of shares tendered by the unaffiliated stockholders of the Company was sufficient to satisfy the nonwaivable majority of the minority condition, which requires as of the expiration of the offer that more than 4,139,799 shares held by the unaffiliated stockholders must be tendered and not withdrawn. The offer period is being extended, however, in order to address and resolve comments received from the staff of the Securities and Exchange Commission (“SEC”) on the previously filed offering documents while at the same time giving other stockholders of OAOT additional time to tender their shares.

The tender offer is being made pursuant to an Agreement and Plan of Merger, dated November 5, 2003, by and among Terrapin Partners Holding Company LLC, Terrapin Partners Subsidiary LLC, its wholly owned subsidiary, TP Merger Sub, Inc. and the Company.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of OAOT. OAOT and the other filing persons filed the Offer to Purchase and related materials with the SEC on November 13, 2003. Before any decision is made with respect to the offer, stockholders of OAOT are strongly advised to read the Offer to Purchase and the related offer documents, including the letter of transmittal. Copies of these offer documents have been mailed to OAOT stockholders and may be obtained at no charge from the website maintained by the SEC at www.sec.gov. OAOT stockholders can call Morrow & Co., Inc., the Information Agent for the offer, toll-free at (800) 607-0088 with questions relating to the offer (banks and brokers please call (800) 654-2468).

About OAO Technology Solutions, Inc.

OAOT operates across two lines of business: Managed IT and Healthcare IT Solutions. As a partner to global outsourcers and major corporations, OAOT delivers managed IT solutions to commercial clients and government agencies worldwide. The Company’s key offerings include: application management, IT infrastructure support, professional staffing services and healthcare IT solutions. Headquartered in Greenbelt, Maryland, the Company’s 2,500 employees work in over 200 locations throughout the world. For more information visit our website at www.oaot.com. Please direct media inquiries to Deborah Starke at 301-486-2383 or email your request to media@oaot.com, and please direct investor inquiries to Maisha Hoye at 301-486-2388 or email your request to ir@oaot.com.

Copyright © 2003 by OAO Technology Solutions, Inc.® All rights reserved.